(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-10864
CUSIP NUMBER

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I— REGISTRANT INFORMATION

UnitedHealth Group Incorporated

Full Name of Registrant

N/A

Former Name if Applicable

UnitedHealth Group Center, 9900 Bren Road East

Address of Principal Executive Office (Street and Number)

Minnetonka, Minnesota 55343

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, UnitedHealth Group Incorporated (the “Company”) has substantially completed its internal analysis of the October 15, 2006 WilmerHale report to the Independent Committee of the Board of Directors (the “Board”) on stock option programs of the Company and is working expeditiously to complete its final review of accounting adjustments based on the determination of the applicable accounting measurement dates, the impact of variable accounting treatment for certain stock options (which principally relates to stock options granted in and prior to 2000) and the resulting tax implications. As a result, the Company expects to recognize non-cash charges for stock-based compensation expense which are likely to be material for certain periods covered in the review. Although the Company is not yet able to determine the final amount of such non-cash charges and additional cash charges resulting from potential tax liabilities, the Company anticipates that it will be significantly greater than the estimate contained in its Form 10-Q for the quarter ended March 31, 2006. Accordingly, on November 7, 2006, management of the Company concluded, and the Audit Committee of the Board approved the conclusion, that due solely to the stock option matter, the Company’s financial statements for the years ended 1994 to 2005, the interim periods contained therein, the quarter ended March 31, 2006 and all earnings and press releases, including for the quarters ended June 30, 2006 and September 30, 2006 and similar communications issued by the Company for such periods, and the related reports of the Company’s independent registered public accounting firm should no longer be relied upon. Accordingly, the Company has delayed filing its Form 10-Q for the quarter ended September 30, 2006. The Company will review its analysis and proposed restatement adjustments with the SEC prior to completing its restatement and is working as quickly as possible to return to current filing status.

(Attach extra sheets if needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dannette L. Smith (Name)	(952) (Area Code)	936-1300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company has delayed filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of operation of the Company’s business in the ordinary course, including the acquisition of PacifiCare and the launch of the Company’s Medicare Part D prescription drug program, the Company anticipates that there will be significant changes in the results of operations for the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005, including significant increases in the Company’s revenue and expenses. The Company is unable to provide a reasonable estimate of the results because it expects to recognize non-cash charges for compensation expense related to past stock option grants which are likely to be material for certain periods covered in its review of accounting adjustments discussed in Part III above. Although the Company is not yet able to determine the final amount of such non-cash charges and additional cash charges resulting from potential tax liabilities, the Company anticipates that it will be significantly greater than the estimate contained in its Form 10-Q for the quarter ended March 31, 2006.

UnitedHealth Group Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date November 9, 2006	By	/s/ Dannette L. Smith
Dannette L. Smith
Deputy General Counsel and Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereof shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Files unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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